EXHIBIT 99.16

CERTIFICATE OF AUTHOR

I, Paolo Chiaramello, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as a Senior Water Resources Engineer with Golder Associates Ltd., with an office at Suite 200, 2920 Virtual Way, Vancouver, British Columbia V5M 0C4.

2

This certificate applies to the Technical Report titled “Technical Report, Skouries Project, Greece” with an effective date of 22 January 2022 (the “Technical Report”), prepared for Eldorado Gold Corporation (“the Issuer”).

3

I am a graduate of Polytechnic of Turin (Italy) with an M.Eng. in Environmental Engineering degree, 2004. I’m a registered professional engineer in Italy (Province of Turin) and Canada (province of British Columbia, Northwest Territories and Nunavut). My relevant experience after graduation and over the last 18 years for the purposes of the Technical Report include water management planning and modeling and engineering design of water management structures.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Skouries Property.

5	I am responsible for Section 18.4 and parts of 1, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report by working on water management planning and design during earlier stages of design of the Skouries Project.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 22 January 2022

Signing Date: 31 March 2022

“Signed and Sealed”

Paolo Chiaramello

__________________________

Paolo Chiaramello, P. Eng.

Senior Water Resources Engineer

Golder Associates Ltd.